Exhibit 99.1

August 15, 2019

Globant Reports 2019 Second Quarter Financial Results

Revenue Growth and Earnings Momentum Continues

Second quarter revenues of $157.5 million, up 23.2% year-over-year

IFRS Diluted EPS of $0.36 for the second quarter

Non-IFRS Diluted EPS of $0.53 for the second quarter

Luxembourg / August 15, 2019 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and six months ended June 30, 2019.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Second quarter 2019 highlights

●	Revenue rose to $157.5 million, representing 23.2% year-over-year growth compared to the second quarter of 2018.
●	IFRS Gross Profit margin was 38.5% compared to 38.3% in the second quarter of 2018.
●	Non-IFRS Adjusted Gross Profit Margin was 40.2% compared to 40.1% in the second quarter of 2018.
●	IFRS Profit from Operations Margin was 12.3% compared to 12.5% in the second quarter of 2018.
●	Non-IFRS Adjusted Profit from Operations Margin was 16.4% compared to 15.8% in the second quarter of 2018.
●	IFRS Diluted EPS was $0.36, compared to $0.39 in the second quarter of 2018.
●	Non-IFRS Adjusted Diluted EPS was $0.53, compared to $0.40 in the second quarter of 2018.

Six months ended June 30, 2019 highlights

●	Revenue rose to $303.7 million, representing 22.6% year-over-year growth compared to the first six months of 2018.
●	IFRS Gross Profit margin was 38.9% compared to 38.0% in the first six months of 2018.
●	Non-IFRS Adjusted Gross Profit Margin was 40.6% compared to 39.6% in the first six months of 2018.
●	IFRS Profit from Operations Margin was 12.4% compared to 12.1% in the first six months of 2018.
●	Non-IFRS Adjusted Profit from Operations Margin was 16.7% compared to 15.2% in the first six months of 2018.
●	IFRS Diluted EPS was $0.68, compared to $0.67 in the first six months of 2018.
●	Non-IFRS Adjusted Diluted EPS was $1.02, compared to $0.78 in the first six months of 2018.

“I am very pleased to announce another quarter of robust growth and solid financial performance. Our second quarter revenues for 2019 amounted to a record of $157.5 million, representing a 23.2% year-over-year growth,” said Martín Migoya, Globant’s CEO and co-founder.

“We continue to see strong demand coming from organizations as they look to transform their businesses. Industry analysts continue to report record spending in digital and cognitive transformation in excess of $5 trillion over the years 2018 to 2021,” explained Martín Migoya. “As digitalization and high consumer expectations change, organizations need to adapt to stay relevant. We will continue to help our customers uncover ways to create more business value, making digital and cognitive transformation sustainable,” added Martín Migoya.

“Once again, we delivered a solid performance in terms of revenues and EPS for the quarter. The strong net additions of Globers coupled with a slight reduction in attrition place us in a good position to capture market growth opportunities,” explained Juan Urthiague, Globant’s CFO.

Globant completed the second quarter with 9,905 Globers, 9,215 of whom were technology, design and innovation professionals. The geographic revenue breakdown for the first quarter was as follows: 75.2% from North America (top country: US), 16.1% from Latin America and others (top country: Argentina) and 8.7% from Europe (top country: Spain). In terms of currencies, 88.7% of Globant’s revenues for the second quarter was denominated in US dollars.

During the last twelve months ended June 30, 2019, Globant served 585 customers, 97 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top five customers and top ten customers represented 10.4%, 27.2% and 41.0% of second quarter revenues, respectively.

Cash and bank balances and Investments as of June 30, 2019 amounted to $58.2 million and current assets amounted to $241.2 million, accounting for 43.2% of total assets for the same period. Finally, as of June 30, 2019, 36.6 million common shares were issued and outstanding.

2019 Third Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the third quarter and the full year of 2019:

●	Third quarter 2019 Revenues are estimated to be between $170-$172 million, implying 27.1% year-over-year growth at the midpoint of the range.
●	Third quarter 2019 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $0.57-$0.61 (assuming an average of 37.9 million diluted shares outstanding during the third quarter).
●	Fiscal year 2019 Revenues are estimated to be in the range of $654-$660 million, implying 25.8% year-over-year revenue growth at the midpoint of the range.
●	Fiscal year 2019 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $2.19-$2.25 (assuming an average of 37.7 million diluted shares outstanding during 2019).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the Q2 2019 results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US & Canada +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in number and on our investor relations website after the call.

About Globant (NYSE:GLOB)

We are a digitally native company where innovation, design and engineering meet scale. We use the latest technologies in the digital and cognitive field to empower organizations in every aspect.

We have more than 9,900 employees and we are present in 17 countries working for companies like Google, Southwest Airlines, EA and BBVA, among others.

We were named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017). We were also featured as a business case study at Harvard, MIT, and Stanford. We are a member of the Cybersecurity Tech Accord (2019).

For more information, visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IAS 34 “Interim Financial Reporting”. Management believes these measures help illustrate underlying trends in the company's business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of assets and acquisition-related charges. Because the company's non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its unaudited interim consolidated statement of financial position as of June 30, 2019 and December 31, 2018 and its unaudited interim consolidated statement of profit or loss and other comprehensive income for the three and six months ended June 30, 2019 and 2018, prepared in accordance with IAS 34.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets and acquisition-related charges. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Six months ended		Three months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Revenues	303,685	247,604	157,534	127,892
Cost of revenues	(185,616)	(153,404)	(96,889)	(78,861)
Gross profit	118,069	94,200	60,645	49,031

Selling, general and administrative expenses	(79,192)	(63,880)	(40,560)	(32,681)
Net impairment losses on financial assets	(1,075)	(434)	(639)	(423)
Profit from operations	37,802	29,886	19,446	15,927

Finance income	2,692	16,018	1,801	13,665
Finance expense	(8,046)	(18,961)	(4,344)	(15,717)
Finance expense, net	(5,354)	(2,943)	(2,543)	(2,052)

Other income, net	8	4,521	27	4,507
Profit before income tax	32,456	31,464	16,930	18,382

Income tax	(6,972)	(6,898)	(3,545)	(3,957)
Net income for the period	25,484	24,566	13,385	14,425

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(159)	(1,123)	457	(1,294)
- Net change in fair value on financial assets measured at FVOCI	27	(9)	(8)	(3)
- Gains and losses on cash flow hedges	433	-	1,315	-
Total comprehensive income for the period	25,785	23,434	15,149	13,128

Net income attributable to:
Owners of the Company	25,484	24,583	13,385	14,413
Non-controlling interest	-	(17)	-	12
Net income for the period	25,484	24,566	13,385	14,425

Total comprehensive income for the period attributable to:
Owners of the Company	25,785	23,451	15,149	13,116
Non-controlling interest	-	(17)	-	12
Total comprehensive income for the period	25,785	23,434	15,149	13,128

Earnings per share
Basic	0.70	0.69	0.37	0.40
Diluted	0.68	0.67	0.36	0.39

Weighted average of outstanding shares (in thousands)
Basic	36,361	35,584	36,516	35,735
Diluted	37,467	36,510	37,622	36,661

Globant S.A.

Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	June 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and bank balances	42,132	77,606
Investments	16,110	8,635
Trade receivables	149,532	110,898
Other assets	11,138	-
Other receivables	21,042	15,341
Other financial assets	1,268	550
Total current assets	241,222	213,030

Non-current assets
Investments	514	527
Other assets	7,792	-
Other receivables	37,480	34,197
Deferred tax assets	19,135	16,916
Investment in associates	4,000	4,000
Other financial assets	2,343	345
Property and equipment	51,141	51,460
Intangible assets	12,846	11,778
Right-of-use asset	40,186	-
Goodwill	141,693	104,846
Total non-current assets	317,130	224,069
TOTAL ASSETS	558,352	437,099

LIABILITIES
Current liabilities
Trade payables	26,169	17,578
Payroll and social security taxes payable	53,081	58,535
Borrowings	586	-
Other financial liabilities	5,338	9,347
Lease liabilities	14,800	-
Tax liabilities	6,862	7,399
Other liabilities	5	44
Total current liabilities	106,841	92,903

Non-current liabilities
Trade payables	5,824	-
Borrowings	25,239	-
Other financial liabilities	1,061	3,418
Lease liabilities	28,270	-
Tax liabilities	153	-
Provisions for contingencies	2,486	2,862
Total non-current liabilities	63,033	6,280
TOTAL LIABILITIES	169,874	99,183

Capital and reserves
Issued capital	43,945	43,158
Additional paid-in capital	135,521	109,559
Other reserves	(1,835)	(2,136)
Retained earnings	210,847	187,335
Total equity attributable to owners of the Company	388,478	337,916
TOTAL EQUITY AND LIABILITIES	558,352	437,099

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Six months ended		Three months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Reconciliation of adjusted gross profit
Gross Profit	118,069	94,200	60,645	49,031
Depreciation and amortization expense	2,920	2,003	1,693	1,010
Share-based compensation expense	2,453	1,953	1,010	1,292
Adjusted gross profit	123,442	98,156	63,348	51,333
Adjusted gross profit margin	40.6%	39.6%	40.2%	40.1%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(79,192)	(63,880)	(40,560)	(32,681)
Depreciation and amortization expense	8,527	7,479	4,108	3,967
Share-based compensation expense	6,834	4,203	3,857	1,995
Acquisition-related charges (a)	3,165	1,265	1,333	707
Adjusted selling, general and administrative expenses	(60,666)	(50,933)	(31,262)	(26,012)
Adjusted selling, general and administrative expenses as % of revenues	(20.0)%	(20.6)%	(19.8)%	(20.3)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	37,802	29,886	19,446	15,927
Share-based compensation expense	9,287	6,156	4,867	3,287
Acquisition-related charges (a)	3,534	1,649	1,588	899
Impairment of assets (b)	-	48	-	48
Adjusted Profit from Operations	50,623	37,739	25,901	20,161
Adjusted Profit from Operations margin	16.7%	15.2%	16.4%	15.8%

Reconciliation of Net income for the period
Net income for the period	25,484	24,566	13,385	14,425
Share-based compensation expense	9,287	6,156	4,867	3,287
Acquisition-related charges (a)	3,631	(2,585)	1,614	(3,467)
Impairment of assets (b)	-	48	-	48
Expenses related to secondary share offering (c)	-	234	-	234
Adjusted Net income	38,402	28,419	19,866	14,527
Adjusted Net income margin	12.6%	11.5%	12.6%	11.4%

Calculation of Adjusted Diluted EPS
Adjusted Net income	38,402	28,419	19,866	14,527
Diluted shares	37,467	36,510	37,622	36,661
Adjusted Diluted EPS	1.02	0.78	0.53	0.40

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of operations, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

(b)	Impairment of assets include, when applicable, charges for impairment of intangible assets, charges for impairment of investments in associates and charges for impairment of tax credits, net of recoveries.

(c)	Expenses related to secondary share offering include expenses related to the secondary offering in the United States of our common shares held WPP Luxembourg Gamma Three S.àr.l. ("WPP").

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019

Total Employees	7,279	7,807	8,384	9,259	9,905
IT Professionals	6,775	7,285	7,821	8,609	9,215

North America Revenues %	78.4	77.5	77.4	73.7	75.2
Latin America and Others Revenues %	13.1	12.5	13.5	17.0	16.1
Europe Revenues %	8.5	10.0	9.1	9.3	8.7

USD Revenues %	86.4	85.1	85.6	83.3	88.7
Other Currencies Revenues %	13.6	14.9	14.4	16.7	11.3

Top Customer %	11.1	11.9	10.9	10.5	10.4
Top 5 Customers %	32.5	33.4	30.9	28.9	27.2
Top 10 Customers %	44.6	45.8	42.7	40.8	41.0

Customers Served (Last Twelve Months)	355	344	373	472	585
Customers with >$1M in Revenues (Last Twelve Months)	92	90	90	91	97

Investor Relations Contact:

Paula Conde, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant